May 23, 2008

Ms. Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	BJ Services Company

Form 10-K for Fiscal Year ended September 30, 2007

Filed November 29, 2007

File No. 1-10570

Definitive Proxy Statement on Schedule 14A

Filed December 26, 2007

File No. 1-10570

Dear Ms. Parker:

This letter is in response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 15, 2008 regarding the filings listed above by BJ Services Company (the “Company”). For your convenience, our response is prefaced by the Staff’s corresponding comments in bold text.

Definitive Proxy Statement filed December 26, 2007

Compensation Discussion and Analysis, page 13

Long-Term Incentives, page 16

Bonus Stock, page 18

1. We note the amended current report on Form 8-K that you filed on April 4, 2008 and your disclosure in such report that on December 6, 2007, your compensation committee amended the performance target percentage for bonus stock awarded to certain of your named executive officers for future periods. In future filings, please explain why your compensation committee determined to change compensation levels, such as its action in December 2007 to modify the earnings per share target from 80% to 50%. See Item 402(b)(1)(v) of Regulation S-K.

May 23, 2008

In response to the Staff’s comment, we supplementally provide the following background information:

The bonus stock awards granted in December 2007 vest and are payable over four quarters during 2008 if the Company’s earnings per share are equal to or greater than 50% of the Company’s earnings per share during the corresponding quarter in the prior fiscal year. The Committee set the target at 50% for the 2007 awards, rather than the 80% used for the prior year’s bonus stock awards, because the Committee believed that the Company would be operating in a much more difficult business environment during the period covered by the 2007 awards due mainly to capacity additions in a flattish market, increased competition for experienced personnel and higher other operating expenses, which could make achieving the higher objectives unrealistic.

In future filings, the Company will explain why our compensation committee determined to use a different target for bonus stock, if that occurs. The Compensation Committee’s action in December 2007 was taken during the first quarter of our 2008 fiscal year, and the bonus stock awarded on that date is subject to vesting during 2008. Accordingly, this action by the Compensation Committee will be discussed in the Compensation Discussion and Analysis section of the Company’s next proxy statement, which will analyze compensation decisions for fiscal 2008. The grant of bonus stock in December 2007 was previously disclosed on page 19 of the Company’s proxy statement for the most recent completed fiscal year.

We plan to include the following language in our next proxy statement:

“The 2007 awards, which were payable over four quarters, vested if, on each quarterly vesting date, the Company’s earnings per share were equal to or greater than 50% of the Company’s earnings per share during the corresponding quarter of the prior year. An 80% target was used for bonus stock awards in 2006. The Committee set the target at 50% for the 2007 awards because the Committee believed that the Company would be operating in a much more difficult business environment during 2007, which could make achieving the higher objectives unrealistic. Each of the 2006 and 2007 awards were independently considered. Performance objectives for each were independently established based on the expected business environment for the award period compared to the prior period and based on the committee’s view of realistic performance objectives.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

May 23, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ J.W. Stewart
J.W. Stewart
Chairman of the Board
President and Chief Executive Officer